                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                               (Amendment No. 15)


                              HANOVER DIRECT, INC.
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                                (Name of Issuer)

                       Common Stock, $0.66 2/3 par value
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                         (Title of Class of Securities)

                                  440506 10 3
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                                 (CUSIP Number)

                             Thomas A. Huser, Esq.
                           Quadrant Management, Inc.
                              127 East 73rd Street
                           New York, New York  10021
                                (212) 439-9292
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                March 8, 1994
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                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ] .

Check the following box if a fee is being paid with this statement  [ ] .



                        (Continued on following page(s))

                               Page 1 of 14 Pages

                        Exhibit Index Appears on Page 7
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CUSIP NO. 440506 10 3               13D                     Page 2 of 14 Pages



1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         NAR Group Limited (no Fed. I.D. No.)
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2        CHECK THE APPROPRIATE BOX IF A MEMBER              (a) [ ]
         OF A GROUP                                         (b) [ ]
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3        SEC USE ONLY
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4        SOURCE OF FUNDS          AF
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS            [ ]
         IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
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6        CITIZENSHIP OR PLACE OF ORGANIZATION      British Virgin
                                                      Islands
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   NUMBER                 7     SOLE VOTING POWER                      None
     OF          ----------------------------------------------------------
   SHARES
BENEFICIALLY              8     SHARED VOTING POWER       51,875,259 shares
    OWNED        ----------------------------------------------------------
     BY
    EACH                  9     SOLE DISPOSITIVE POWER                 None
  REPORTING      ----------------------------------------------------------
   PERSON
    WITH                  10    SHARED DISPOSITIVE POWER  51,875,259 shares
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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON                                           51,875,259 shares
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12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES           [ ]
         CERTAIN SHARES
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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)           62.6%
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14       TYPE OF REPORTING PERSON                  CO, HC
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CUSIP NO. 440506 10 3             13D                     Page 3 of 14 Pages



1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Alan Grant Quasha, S.S. No. ###-##-####
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2        CHECK THE APPROPRIATE BOX IF A MEMBER              (a) [ ]
         OF A GROUP                                         (b) [ ]
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3        SEC USE ONLY
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4        SOURCE OF FUNDS          AF
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS        [ ]
         IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
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6        CITIZENSHIP OR PLACE OF ORGANIZATION                U.S.A.
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   NUMBER              7     SOLE VOTING POWER                        None
     OF          ----------------------------------------------------------
   SHARES
BENEFICIALLY           8     SHARED VOTING POWER         51,875,259 shares
    OWNED        ----------------------------------------------------------
     BY
    EACH               9     SOLE DISPOSITIVE POWER                   None
  REPORTING      ----------------------------------------------------------
   PERSON
    WITH               10    SHARED DISPOSITIVE POWER   51,875,259 shares
- ---------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON                                         51,875,259 shares
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12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES      [ ]
         CERTAIN SHARES
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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)        62.6%
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14       TYPE OF REPORTING PERSON                  IN
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CUSIP NO. 440506 10 3             13D                       Page 4 of 14 Pages



Item 1.     Security and Issuer.

            This Amendment No. 15 to Statement on Schedule 13D (the "Amendment"), filed with respect to events that occurred on March 8, 1994, relates to shares of Common Stock, par value $0.66-2/3 per share, of Hanover Direct, Inc., a Delaware corporation(1) (the "Common Stock" and the "Issuer", respectively), whose principal executive offices are located at 1500 Harbor Boulevard, Weehawken, New Jersey 07087. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning ascribed thereto in the original Statement on Schedule 13D, as modified by Amendments No. 1 - 14 thereto (the "Amended Statement").

Item 2.     Identity and Background.

            This Statement is filed by NAR Group Limited (formerly North American Resources Limited), on behalf of itself and its direct or indirect wholly owned subsidiaries, Quadrant Capital Corp. ("QCC") and Westmark Holdings Limited ("Westmark") (individually or collectively, as the context requires, "NAR"), and Alan G. Quasha ("Mr. Quasha") (collectively, NAR and Mr. Quasha are sometimes hereinafter referred to as the "Reporting Persons").

            NAR is the beneficial owner of certain of the Issuer's securities. Mr. Quasha, who is a director of the Issuer, has been designated by the Board of Directors of NAR to oversee NAR's investment in the Issuer, and may therefore be deemed to be an indirect beneficial owner of the Issuer's securities beneficially owned by NAR. NAR's stockholders, Richemont Group Limited ("Richemont Group"), Evansville Limited ("Evansville") and Mr. Quasha, may be deemed to jointly control NAR. Richemont Group may be deemed to be controlled, through intermediate entities (Richemont S.A. and Compagnie Financiere Richemont AG), by Compagnie Financiere Ehrbar. Evansville may be deemed to be controlled by the Phyllis Quasha Revocable Trust. Phyllis G. Quasha, as the settlor of the Trust, may be deemed to control the Trust. Phyllis G. Quasha is Mr. Quasha's mother. Mr. Quasha is one of the beneficiaries of the Trust. Based upon the foregoing considerations, for purposes of General Instruction C to Schedule 13D, Richemont Group, Richemont S.A., Compagnie Financiere Richemont AG, Compagnie Financiere Ehrbar, Evansville, the Phyllis Quasha Revocable Trust and Phyllis G. Quasha (collectively, the "Instruction C Persons") may be deemed to control NAR.


- --------------------

(1)In September of 1993, the Issuer became the successor of The Horn & Hardart Company and The Hanover Companies for purposes of Section 16 pursuant to successive mergers. These mergers had the effect of changing the Issuer's domicile and name but did not alter the respective interests of security holders.
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CUSIP NO. 440506 10 3             13D                    Page 5 of 14 Pages




            Exhibit A sets forth the name, place of organization, principal business, address of principal business and address of principal office of each of the Reporting Persons and Instruction C Persons.

            The name, citizenship, business address and present principal occupation or employment of each executive officer and director of the Reporting Persons and Instruction C Persons, as well as the name, principal business and address of the corporation or other organization in which such occupation or employment is conducted, are set forth in Exhibit B.

            During the five years prior to the date hereof, none of the Reporting Persons nor, to the best of their knowledge, the Instruction C Persons or any executive officer or director of any of the Reporting Persons or Instruction C Persons, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            Except as expressly set forth herein, the joint filing of this Statement shall not be construed as an admission that any person named herein is, for the purpose of Section 13(d) or (g) of the Securities Exchange Act or for any other purpose, the indirect beneficial owner of any or all of the securities of the Issuer beneficially owned directly by another person, and each such person disclaims such indirect beneficial ownership, except that NAR does not disclaim indirect beneficial ownership of securities of the Issuer beneficially owned directly by QCC or Westmark.

Item 3.     Source and Amount of Funds or Other Consideration.

            Not applicable.

Item 4.     Purpose of the Transaction.

         Pursuant to Letter Agreements, dated March 8, 1994 (the "Lock-Up Letters"), by and among each of Westmark Holdings Limited, Quadrant Capital Corp. and Alan G. Quasha (the "Reporting Persons") and Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and Alex Brown & Sons Incorporated (the "Underwriters"), the Reporting Persons represented and agreed that from the date of the Lock-Up Letters until 180 days after the effecitve date of the Registration Statement relating to the planned public offering of shares of Common Stock by the Company,
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CUSIP NO. 440506 10 3             13D                      Page 6 of 14 Pages



they will not without the prior consent of Merrill Lynch, directly or indirectly sell (or offer or contract to sell), transfer, pledge (subject to certain specified exceptions) or otherwise dispose of any shares of Common Stock or securities convertible into or exercisable or exchangeable for Common Stock, except under certain circumstances outlined in the Lock-Up Letters. Under certain circumstances, which are described in the Lock-Up Letters, the Lock-Up Letters will have no force and effect.

         The foregoing description of the Lock-Up Letters is a summary of certain of its terms and reference is made to a copy of the Lock-Up Letters which is attached hereto as Exhibit GG and incorporated herein by reference for all of its terms and conditions.

Item 5.     Interest in Securities of the Issuer.

            (a) & (b) The Issuer has a total of 82,933,177 shares of Common Stock issued and outstanding as disclosed in the Issuer's press release dated February 18, 1994.

            Pursuant to Rule 13d-3, the Reporting Persons may be deemed to beneficially own an aggregate of 51,875,259 shares of Common Stock, including 5,033,735 shares issuable upon conversion, exercise or exchange of other securities as contemplated by rule 13d-3(d)(1)(i). Pursuant to Rule 13d-3(d)(1)(i), such 51,875,259 shares of Common Stock constitute an aggregate of approximately 62.6% of the outstanding Common Stock. For purposes of
Section 13(d), the Reporting Persons may be deemed to have shared power to vote and dispose of, or to direct the voting and disposition of, the securities referred to in this paragraph.

            (c) Other than the transactions described in this Statement, no transactions in the shares of Common Stock have been effected during the past 60 days by the Reporting Persons, or, to the best of their knowledge, the Instruction C Persons or any of the persons named in Exhibit B.

            (d)  Inapplicable.

            (e)  Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

                 Reference is hereby made to Items 3 and 4 hereof for a description of certain contracts, arrangements, understandings and relationships relating to the securities of the Issuer. Except as described therein, none of the Reporting Persons nor, to the best of their knowledge, any executive officer or director thereof, has any contract,
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CUSIP NO. 440506 10 3             13D                      Page 7 of 14 Pages



arrangement, understanding or relationship with one or more security holders of the Issuer or others, with respect to the purchase, holding, voting or disposition of shares of Common Stock or other securities of the Issuer which are convertible or exercisable into such shares. Each of such persons reserves the right to enter into any such contract, arrangement, understanding or relationship in the future.

Item 7.     Material to be Filed as Exhibits.                           Page


            Exhibits A-FF:   [Previously filed].

            Exhibit GG:      Letter Agreements dated
            as of March 8, 1994 among Merrill Lynch
            & Co., Merrill Lynch, Pierce, Fenner
            & Smith Incorporated and Alex Brown
            & Sons Incorporated and each of
            Westmark Holdings Limited, Quadrant
            Capital Corp. and Alan G. Quasha                               9
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CUSIP NO. 440506 10 3             13D                        Page 8 of 14 Pages



                                   SIGNATURES


                 After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  March 18, 1994

                                        NAR GROUP LIMITED


                                        By: /s/ Thomas A. Huser
                                           ---------------------------
                                           Thomas A. Huser, its
                                           Attorney-in-Fact


                                        ALAN GRANT QUASHA


                                        By: /s/ Thomas A. Huser
                                           ---------------------------
                                           Thomas A. Huser, his
                                           Attorney-in-Fact

                        EXHIBIT INDEX


  EXHIBIT           DESCRIPTION
  -------           -----------
Exhibits A-FF:      [Previously filed].

   Exhibit GG:      Letter Agreements dated
                    as of March 8, 1994 among Merrill Lynch
                    & Co., Merrill Lynch, Pierce, Fenner
                    & Smith Incorporated and Alex Brown
                    & Sons Incorporated and each of
                    Westmark Holdings Limited, Quadrant
                    Capital Corp. and Alan G. Quasha